Exhibit 99.1

Blue Gold Ltd Announces Initiatives to regain Nasdaq Compliance and Strengthen its Financial Position

NEW YORK, NY, July 9, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced that it has undertaken several initiatives to regain compliance with Nasdaq continued listing requirements and strengthen the Company’s financial position.

Strengthening the Business

Blue Gold is undertaking a series of initiatives designed to regain compliance with Nasdaq continued listing requirements, strengthen its financial position, and optimize its capital structure and operating costs.

●	The Company has entered into agreements which optimize its balance sheet while increasing its shareholders’ equity. Collectively, these transactions, along with the revaluation of warrant liabilities, are expected to improve shareholders’ equity by approximately $30 million. This improvement is expected to enable the Company to satisfy the shareholders’ equity requirement for continued listing on the Nasdaq Global Market.

●	Blue Gold has announced an Extraordinary General Meeting (“EGM”) to be held on July 24, 2026, at which shareholders of record as of July 7, 2026 may vote, to seek authorization for the board of directors of the Company to determine the timing and size of any reverse share split, and any conditions that may be required. If approved, the Board will determine whether to implement the share split based on the Company’s share price performance and any applicable Nasdaq compliance deadlines.

●	If the Company regains compliance with the continued listing requirements, it intends to apply to transfer the listing of its Class A ordinary shares and warrants from the Nasdaq Global Market to the Nasdaq Capital Market, which provides more leeway to maintain continued compliance in the future.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is a gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenized form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: the Company’s ability to satisfy Nasdaq’s continued listing requirements within applicable deadlines; the outcome and timing of proceedings; the Company’s ability to reduce operating costs as anticipated; general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldltd.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:

Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com